Petra Acquisition, Inc.

5 West 21st Street
New York, NY 10010
Tel: (971) 622-5800

December 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell and Joe McCann

Re:	Petra Acquisition, Inc.
Registration Statement on Form S-4
Filed September 20, 2021, as amended
File No. 333-259638

Dear Mr. Campbell and Mr. McCann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant Petra Acquisition Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, December 16, 2021, or as soon as practicable thereafter.

Very truly yours,

PETRA ACQUISITION, INC..

/s/ Andreas Typlados

Andreas Typaldos

Chief Executive Officer

cc:	Loeb & Loeb LLP
Mitchell Nussbaum
Alex Weniger-Araujo